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                                                                 [Hartford Logo]

November 7, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644
Attn: Division of Investment Management

Re: Hartford Life Insurance Company
    Registration Statement on Form N-4 (File No. 333-136547)

Dear Mr. Kosoff:

In connection with the above-referenced Registration Statement on Form N-4, as amended by Pre-Effective Amendment No. 1 thereto (The "Registration Statement"), as filed with the Securities and Exchange Commission today, November 7, 2006, Hartford Life Insurance Company (the "Company") respectfully requests that, pursuant to the provisions of Rule 461 promulgated under the Securities Act of 1933, as amended, the effective date of the Registration Statement be accelerated so as to permit it to become effective on November 15, 2006, or as soon thereafter as is practicable.

Sincerely yours,

HARTFORD LIFE INSURANCE COMPANY

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By:    /s/ John F. Kennedy
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       Name: John F. Kennedy
       Title: Associate Counsel
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